Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Hillenbrand, Inc. Current Report on Form 8-K pertaining to Financial Information Related to Milacron Transaction and in the Registration Statement on Forms S-8 (Nos. 333-194367, 333-149893 and 333-167508) of Hillenbrand, Inc., of our report dated February 28, 2019, except for the effects of discontinued operations discussed in Note 2, and Note 17, as to which the date is September 6, 2019, with respect to the consolidated financial statements and schedule of Milacron Holdings Corp. included in the Milacron Holdings Corp. Current Report on Form 8-K dated September 6, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cincinnati, Ohio

September 9, 2019